Item 77M - SunAmerica Series, Inc. NSAR-B



On March 5, 2013, the Board of Directors of the Registrant approved an Agreement and Plan of Reorganization pursuant to which the Focused Small-Cap Value Portfolio, a series of the Registrant (the "Acquired Fund"), would transfer all of its assets to the SunAmerica Strategic Value Portfolio, a series of the Registrant (the "Acquiring Fund"), in exchange solely for the assumption of the Acquired Fund's liabilities by the Acquiring Fund and Class A, Class B and Class C shares of the Acquiring Fund, which shares would be distributed by the Acquired Fund to the holders of its shares in complete liquidation thereof (the "Small-Cap Value Reorganization").
On June 20, 2013, shareholders of the Acquired Fund approved the Agreement and Plan of Reorganization, and the Small-Cap Value Reorganization was consummated on July 22, 2013.